Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three and Six Months Ended June 30, 2023

CALGARY, AB, Aug. 2, 2023 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the three and six months ended June 30, 2023.

The unaudited interim financial statements and management discussion and analysis for the three and six months ended June 30, 2023 will be available on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

  Q2 2023 fund flows from operations ("FFO")(1) was $247 million ($1.51/basic share)(2) and exploration and development ("E&D") capital expenditures(3) were $167 million, resulting in free cash flow ("FCF")(4) of $80 million ($0.49/basic share)(5).
  Net earnings were $128 million ($0.78/basic share) for Q2 2023, primarily driven by strong price realization.
  The TTF natural gas benchmark price in Europe averaged $15.04 per mcf in Q2 2023, which was six times higher than the average AECO benchmark index price for the quarter. Approximately 41% of Vermilion's Q2 2023 gas production had direct exposure to European gas pricing.
  Repurchased 1.5 million common shares for $24 million and paid cash dividends of $16 million, for a total of $40 million returned to shareholders in the quarter. In conjunction with our Q2 2023 release, we announced a quarterly cash dividend of $0.10 per share, payable on October 16, 2023 to shareholders of record on September 29, 2023.
  In early July 2023, we announced the renewal of our normal course issuer bid ("NCIB") with approval to purchase of up to 16,308,587 common shares, representing approximately 10% of Vermilion's public float as at June 28, 2023.
  Net debt(6) decreased to $1.3 billion, representing a trailing net debt-to-FFO ratio(7) of 1.0 times. We were undrawn on our $1.6 billion covenant-based revolving credit facility at the end of Q2 2023 and extended the maturity date of this facility to May 2027 during the quarter.
  Q2 2023 production averaged 83,152 boe/d(8) an increase of 1% from the previous quarter due to the acquisition of additional working interest in the Corrib Natural Gas Project ("Corrib") in Ireland and new production from our Mica Montney, United States, and southeast Saskatchewan assets, partially offset by the disposition of higher-cost assets in southeast Saskatchewan and fire-related downtime in West Central Alberta.
  All production that was temporarily shut-in as a result of the wildfires in West Central Alberta has been restored thanks to the hard work of our employees, and we confirm there was no major damage to our facilities or well sites.
  As a result of strong operational execution and performance across our portfolio, we are maintaining our 2023 annual production guidance of 82,000 to 86,000 boe/d.
  Late in the second quarter we received the final permit required to proceed with the construction of the 16,000 boe/d battery on our Montney Mica lands in British Columbia, which will facilitate the long-term development of our high-quality lands offsetting the strong BC well results.
  We released the annual update to our online sustainability report in July 2023, marking our 10th year of ESG reporting. One notable highlight is the decrease in our 2022 Scope 1 emission intensity to 0.017 tCO2e per throughput operated boe, in line with our target to reduce our 2019 baseline of 0.019 tCO2e per throughput operated boe by 15% to 20% by 2025. The full report is available at https://www.vermilionenergy.com/sustainability.
($M except as indicated)	Q2 2023	Q1 2023	Q2 2022	YTD 2023	YTD 2022
Financial
Petroleum and natural gas sales	471,356	552,698	858,844	1,024,054	1,669,023
Cash flows from operating activities	173,632	388,629	530,364	562,261	871,417
Fund flows from operations (1)	247,109	253,167	452,901	500,276	842,769
Fund flows from operations ($/basic share) (2)	1.51	1.56	2.75	3.05	5.16
Fund flows from operations ($/diluted share) (2)	1.48	1.51	2.68	2.99	5.00
Net earnings	127,908	380,332	362,621	508,240	646,575
Net earnings ($/basic share)	0.78	2.34	2.20	3.10	3.96
Cash flows used in investing activities	164,404	108,695	612,634	273,099	722,964
Capital expenditures (3)	166,845	154,820	113,153	321,665	198,497
Acquisitions (14)	(9,716)	251,772	522,223	242,056	528,935
Dispositions	—	182,152	—	182,152	—
Asset retirement obligations settled	11,893	2,554	4,300	14,447	10,620
Repurchase of shares	24,316	30,141	—	54,457	—
Cash dividends ($/share)	0.10	0.10	0.06	0.20	0.12
Dividends declared	16,430	16,226	9,913	32,656	19,680
% of fund flows from operations (9)	7%	6%	2%	7%	2%
Payout (10)	195,168	173,600	127,366	368,768	228,797
% of fund flows from operations (10)	79%	69%	28%	74%	27%
Free cash flow (4)	80,264	98,347	339,748	178,611	644,272
Long-term debt	913,785	933,463	1,527,217	913,785	1,527,217
Net debt (6)	1,321,100	1,368,029	1,588,668	1,321,100	1,588,668
Net debt to four quarter trailing fund flows from operations (7)	1.0	0.9	1.1	1.0	1.1
Operational
Production (8)
Crude oil and condensate (bbls/d)	29,342	33,291	36,783	31,305	36,936
NGLs (bbls/d)	6,538	7,896	8,113	7,213	8,227
Natural gas (mmcf/d)	283.63	247.61	239.83	265.72	242.25
Total (boe/d)	83,152	82,455	84,868	82,805	85,537
Average realized prices
Crude oil and condensate ($/bbl)	96.64	98.62	138.55	97.66	129.48
NGLs ($/bbl)	28.11	36.23	51.86	32.53	49.38
Natural gas ($/mcf)	7.37	10.77	16.50	8.94	16.96
Production mix (% of production)
% priced with reference to WTI	32%	39%	39%	35%	38%
% priced with reference to Dated Brent	12%	12%	16%	11%	16%
% priced with reference to AECO	33%	34%	29%	34%	29%
% priced with reference to TTF and NBP	23%	15%	16%	20%	17%
Netbacks ($/boe)
Operating netback (11)	43.66	46.33	72.57	44.98	66.15
Fund flows from operations ($/boe) (12)	32.35	34.52	58.82	33.43	54.81
Operating expenses	17.91	18.66	14.89	18.28	14.75
General and administration expenses	2.63	2.71	2.04	2.67	1.95
Average reference prices
WTI (US $/bbl)	73.80	76.13	108.41	74.97	101.35
Dated Brent (US $/bbl)	78.39	81.27	113.78	79.83	107.59
AECO ($/mcf)	2.45	3.22	7.24	2.84	5.99
TTF ($/mcf)	15.04	22.99	38.08	19.03	38.93
Share information ('000s)
Shares outstanding - basic	164,294	162,261	165,222	164,294	165,222
Shares outstanding - diluted (13)	168,530	168,874	170,969	168,530	170,969
Weighted average shares outstanding - basic	164,997	162,585	164,518	163,798	163,452
Weighted average shares outstanding - diluted (13)	167,364	167,857	169,169	167,343	168,517

(1)	Fund flows from operations (FFO) is a total of segments measure comparable to net earnings that is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized gain on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(2)	Fund flows from operations per share (basic and diluted) are supplementary financial measures and are not a standardized financial measures under IFRS, and therefore may not be comparable to similar measures disclosed by other issuers. They are calculated using FFO (a total of segments measure) and basic/diluted shares outstanding. The measure is used to assess the contribution per share of each business unit. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(3)	Capital expenditures is a non-GAAP financial measure that is the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(4)	Free cash flow (FCF) is a non-GAAP financial measure comparable to cash flows from operating activities and is comprised of FFO less drilling and development and exploration and evaluation expenditures. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(5)	Free cash flow per basic share is a non-GAAP supplementary financial measure and is not a standardized financial measure under IFRS and may not be comparable to similar measures disclosed by other issuers. It is calculated using FCF and basic shares outstanding.

(6)	Net debt is a capital management measure comparable to long-term debt and is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities). More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(7)	Net debt to trailing FFO is a supplementary financial measure and is not a standardized financial measure under IFRS. It may not be comparable to similar measures disclosed by other issuers and is calculated using net debt (capital management measure) and FFO (total of segment measure). The measure is used to assess the ability to repay debt. Information in this document is included by reference; refer to the "Non-GAAP and Other Specified Financial Measures" section of this document.

(8)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(9)	Dividends % of FFO is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as dividends divided by FFO. The ratio is used by management as a metric to assess the cash distributed to shareholders. Reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(10)	Payout and payout % of FFO are a non-GAAP financial measure and a non-GAAP ratio, respectively, that are not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. Payout is comparable to dividends declared and is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, while the ratio is calculated as payout divided by FFO. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(11)	Operating netback is a non-GAAP financial measure comparable to net earnings and is comprised of sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(12)	Fund flows from operations per boe is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as FFO by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(13)	Diluted shares outstanding represent the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan ("LTIP"), based on current estimates of future performance factors and forfeiture rates.

(14)	Acquisitions is a non-GAAP financial measure that is calculated as the sum of acquisitions and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

Message to Shareholders

Production during the second quarter of 2023 averaged 83,152 boe/d, which was at the top end of our Q2 2023 guidance range. We revised our Q2 2023 production guidance in mid-May to a range of 80,000 to 83,000 boe/d following the temporary shut-in of approximately 30,000 boe/d in West Central Alberta due to numerous fires in the region. There was no major damage to our facilities or well sites, and our team was able to safely restore all of the production within weeks of the initial shut-in thanks to the hard work of our employees. In addition, we achieved strong operational performance across many of our other assets which further mitigated the approximately 8,000 boe/d quarterly production impact from the fire-related shut-ins in West Central Alberta and downtime in Australia. This operational flexibility is one of the advantages of operating a geographically diverse portfolio of assets. Due to the stronger than anticipated asset performance, we are maintaining annual 2023 production guidance of 82,000 to 86,000 boe/d and we are well positioned to deliver Q4 2023 production of 86,000 to 89,000 boe/d.

We generated $247 million of fund flows from operations ("FFO") in Q2 2023 and invested $167 million of E&D capital, resulting in $80 million of free cash flow ("FCF"). We returned a total of $40 million to shareholders in Q2 2023 via the base dividend and share buybacks. During the first half of 2023, we have declared $33 million in dividends and repurchased $54 million of our common shares, representing a total of $87 million returned to shareholders. We continue to target shareholder returns representing 25 to 30% of FCF for 2023 with the majority of FCF being allocated to debt reduction until we achieve our next net debt target of $1 billion. Upon achieving this debt target we plan to increase the capital return to shareholders and will communicate the targeted payout range at that time. We anticipate share buybacks will remain the primary method for returning incremental capital beyond the base dividend, and, as such, we renewed our normal course issuer bid in early July 2023. Net debt at the end of Q2 2023 decreased slightly to $1.3 billion, representing a trailing net debt-to-FFO ratio of 1.0 times.

The downtime in Australia continues to impact our 2023 results with the facility now expected to remain offline until the end of Q3 to complete additional work. While these delays impact short-term production and cash flow, it is the right long-term decision as it enhances the safety and integrity of our asset while improving future operational run-rates.

Late in the second quarter, we received the final permit required to proceed with the construction of the 16,000 boe/d battery on our Montney Mica lands in British Columbia. This is a key milestone that will facilitate the next leg of growth at Mica and underpin the long-term development of this asset. The results from our most recently drilled Montney wells are very encouraging as we continue to see flat production through the first 120 days on-stream, with 40% liquids content on our BC pad. We are excited to move forward with the next expansion phase and look forward to providing further updates in the quarters ahead.

Our disciplined approach towards debt reduction, combined with our asset high-grading initiatives over the past two years has made Vermilion a more resilient business today. By the end of this year we will have nearly cut our debt in half while significantly increasing our average annual FFO from pre-COVID levels. While strong commodity prices have contributed to this improvement, we believe the company is much better positioned. We believe our top decile netbacks, low base decline and capital efficient asset base, combined with our modest base dividend payout ratio, translates to a very resilient business that can be managed through low commodity cycles and is well positioned for increased return of capital to shareholders. With our leverage at a decade low and 2023 on track to deliver the second highest annual FFO in corporate history, we look forward to providing an update on returns to shareholders as we achieve our debt targets.

Q2 2023 Operations Review

North America

Production from our North American operations averaged 54,065 boe/d(1) in Q2 2023, a decrease of 10% from the prior quarter primarily due to the disposition of approximately 5,500 boe/d of higher-cost assets in southeast Saskatchewan and approximately 4,000 boe/d of fire-related downtime in West Central Alberta, partially offset by new production from our Mica Montney, United States, and southeast Saskatchewan assets. All production that was temporarily shut-in as a result of the wildfires in West Central Alberta has been restored, and there was no major damage to our facilities or well sites. We will continue to monitor the forest fires and take any necessary actions to ensure the safety of our people and assets.

Our recent Montney wells at Mica continue to perform well, with minimal decline seen over the first 120 days of production. We are encouraged by these results and will continue to optimize the drilling and completion process on future wells, including approximately 10 planned wells on or offsetting our recent BC pad that we expect to drill in 2024. We recently received the final permit required to proceed with construction of the planned 16,000 boe/d battery on our Montney Mica lands in British Columbia and will start site preparation for this activity later this year. The majority of this construction will occur in the first half of 2024 and will be funded through a financing agreement with a third-party midstream company that was part of the Mica acquisition.

In West Central Alberta, we completed one (0.3 net) and brought on production five (2.0 net) Mannville liquids rich conventional natural gas wells, while at Mica we drilled two (2.0 net), completed four (4.0 net), and brought on production one (1.0 net) Montney liquids rich shale gas wells. In Saskatchewan, we drilled one (1.0 net), completed one (1.0 net), and brought on production one (1.0 net) light and medium crude oil well. In the United States, we drilled seven (4.3 net), completed ten (5.7 net), and brought on production five (3.1 net) light and medium crude oil wells in Wyoming. As part of our activity in the quarter we participated in the drilling of two (0.5 net) non-operated Parkman wells and one (0.1 net) non-operated Niobrara well. We continue to evaluate these formations as they relate to future development prospects on our Powder River Basin acreage in Wyoming.

Across North America we are seeing strong overall performance from our capital program and ongoing operations, which has helped in mitigating the impact of fire-related downtime in West Central Alberta.

International

Production from our International operations averaged 29,087 boe/d(1) in Q2 2023, an increase of 30% from the prior quarter, primarily due to the acquisition of additional working interest in the Corrib Natural Gas Project ("Corrib") in Ireland, which closed on March 31, 2023. This acquisition added approximately 7,000 boe/d of European natural gas production. In the Netherlands, we completed one (0.5 net) conventional natural gas well from our Q1 2023 drilling program. In Germany, we continued to advance our deep gas exploration and development plans as we prepare for our first well to be drilled in the fourth quarter of 2023.

In Australia, we completed all remaining inspections and repair work within the primary systems on the platform in Q2 2023, and transitioned to start-up procedures in early July. While testing the systems prior to start-up we identified a leak in a pipe supplying seawater to a secondary area of the deluge fire suppression system. To ensure we have addressed any outstanding items, we have elected to replace the seawater piping at this time, which will delay startup to the end of Q3. The bulk of our focus throughout this maintenance program was on inspections and pipe replacement, which we expect to result in higher operational run-rates with less unplanned downtime in the future.

Outlook and Guidance Update

As a result of the increased scope of repair work on the Wandoo platform in Australia, as well as the planned turnaround at the Corrib facility in Ireland, Q3 2023 volumes are expected to be consistent with Q2 2023 at 80,000 to 83,000 boe/d. As we complete the Australia integrity work and Corrib turnaround we will be well-positioned to deliver an expected Q4 2023 production rate of 86,000 to 89,000 boe/d. As a result of strong operational execution and performance across our portfolio, we are maintaining our 2023 annual production guidance of 82,000 to 86,000 boe/d.

Sustainability

We released the annual update to our online sustainability report in July 2023, marking our 10th year of ESG reporting. One notable highlight is the decrease in our 2022 Scope 1 emission intensity to 0.017 tCO2e per throughput operated boe, in line with our target to reduce our 2019 baseline of 0.019 tCO2e per throughput operated boe by 15% to 20% by 2025. The full report is available at https://www.vermilionenergy.com/sustainability.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of August 2, 2023, we have 16% of our expected net-of-royalty production hedged for the remainder of 2023. With respect to individual commodity products, we have hedged 52% of our European natural gas production, 4% of our crude oil production, and 12% of our North American natural gas volumes for the remainder of 2023, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link:

https://www.vermilionenergy.com/invest-with-us/hedging.

(Signed "Dion Hatcher")

Dion Hatcher
President and Chief Executive Officer
August 2, 2023

(1) Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net earnings, FFO is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

	Q2 2023		Q2 2022		YTD 2023		YTD 2022
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	471,356	61.74	858,844	111.55	1,024,054	68.42	1,669,023	108.54
Royalties	(46,993)	(6.16)	(83,553)	(10.85)	(114,337)	(7.64)	(154,860)	(10.07)
Transportation	(21,905)	(2.87)	(20,153)	(2.62)	(44,955)	(3.00)	(37,422)	(2.43)
Operating	(136,749)	(17.91)	(114,617)	(14.89)	(273,574)	(18.28)	(226,800)	(14.75)
General and administration	(20,058)	(2.63)	(15,691)	(2.04)	(39,947)	(2.67)	(29,911)	(1.95)
Corporate income tax expense	(18,928)	(2.48)	(69,501)	(9.03)	(41,190)	(2.75)	(115,173)	(7.49)
Windfall taxes	(34,784)	(4.56)	—	—	(56,224)	(3.76)	—	—
PRRT	—	—	(2,019)	(0.26)	—	—	(8,728)	(0.57)
Interest expense	(20,210)	(2.65)	(21,074)	(2.74)	(42,085)	(2.81)	(35,897)	(2.33)
Realized gain (loss) on derivatives	67,673	8.86	(79,778)	(10.36)	82,003	5.48	(224,001)	(14.57)
Realized foreign exchange gain (loss)	3,679	0.48	(2,297)	(0.30)	(1,092)	(0.07)	(1,547)	(0.10)
Realized other income	4,028	0.53	2,740	0.36	7,623	0.51	8,085	0.53
Fund flows from operations	247,109	32.35	452,901	58.82	500,276	33.43	842,769	54.81
Equity based compensation	(4,998)		(7,499)		(28,523)		(32,868)
Unrealized gain (loss) on derivative instruments (1)	11,177		168,058		103,875		(52,736)
Unrealized foreign exchange gain (loss) (1)	35,124		(32,267)		19,646		7,870
Accretion	(18,599)		(13,746)		(38,650)		(27,384)
Depletion and depreciation	(154,389)		(140,763)		(302,520)		(275,003)
Deferred tax recovery (expense)	480		(63,497)		36,946		(7,404)
Gain on business combination	12,544		—		445,094		—
Loss on disposition	—		—		(226,828)		—
Impairment reversal	—		—		—		192,094
Unrealized other expense	(540)		(566)		(1,076)		(763)
Net earnings	127,908		362,621		508,240		646,575

(1) Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange gain (loss), and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Free cash flow (FCF): Most directly comparable to cash flows from operating activities, FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures.

($M)	Q2 2023	Q2 2022	2023	2022
Cash flows from operating activities	173,632	530,364	562,261	871,417
Changes in non-cash operating working capital	61,584	(81,763)	(76,432)	(39,268)
Asset retirement obligations settled	11,893	4,300	14,447	10,620
Fund flows from operations	247,109	452,901	500,276	842,769
Drilling and development	(164,070)	(109,488)	(317,398)	(192,329)
Exploration and evaluation	(2,775)	(3,665)	(4,267)	(6,168)
Free cash flow	80,264	339,748	178,611	644,272

Adjusted working capital: Defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above.

	As at
($M)	Jun 30, 2023	Dec 31, 2022
Current assets	743,515	714,446
Current derivative asset	(326,143)	(162,843)
Current liabilities	(870,758)	(892,045)
Current lease liability	21,059	19,486
Current derivative liability	25,012	55,845
Adjusted working capital	(407,315)	(265,111)

Capital expenditures: Calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows and most directly comparable to cash flows used in investing activities. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

($M)	Q2 2023	Q2 2022	2023	2022
Drilling and development	164,070	109,488	317,398	192,329
Exploration and evaluation	2,775	3,665	4,267	6,168
Capital expenditures	166,845	113,153	321,665	198,497

Operating netback: Most directly comparable to net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Payout and payout % of FFO: A non-GAAP financial measure and non-GAAP ratio respectively most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. The measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to primary financial statement measure can be found below. Management uses payout and payout as a percentage of FFO (also referred to as the payout or sustainability ratio).

($M)	Q2 2023	Q2 2022	2023	2022
Dividends Declared	16,430	9,913	32,656	19,680
% of fund flows from operations	7%	2%	7%	2%
Drilling and development	164,070	109,488	317,398	192,329
Exploration and evaluation	2,775	3,665	4,267	6,168
Asset retirement obligations settled	11,893	4,300	14,447	10,620
Payout	195,168	127,366	368,768	228,797
% of fund flows from operations	79%	28%	74%	27%

Acquisitions: The sum of acquisitions and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q2 2023	Q2 2022	2023	2022
Acquisitions, net of cash acquired	2,196	497,800	136,421	504,512
Acquisition of securities	632	18,301	2,108	18,301
Acquired working capital (surplus) deficit	(12,544)	6,122	103,527	6,122
Acquisitions	(9,716)	522,223	242,056	528,935

Capital Management Measure

Net debt: Is in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Jun 30, 2023	Dec 31, 2022
Long-term debt	913,785	1,081,351
Adjusted working capital	407,315	265,111
Unrealized FX on swapped USD borrowings	—	(1,876)
Net debt	1,321,100	1,344,586

Ratio of net debt to four quarter trailing fund flows from operations	1.0	0.8

Supplementary Financial Measures

Net debt to four quarter trailing fund flows from operations: Calculated as net debt (capital management measure) over the FFO (total of segments measure) from the preceding four quarters. The measure is used to assess the ability to repay debt.

Dividends % of FFO: Calculated as dividends declared divided by FFO (total of segments measure). The measure is used by management as a metric to assess the cash distributed to shareholders.

Fund flows from operations per boe: Calculated as FFO (total of segments measure) by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Interim Condensed Consolidated Financial Statements for the three and six months ended June 30, 2023 and 2022, please refer to SEDAR+ (www.sedarplus.ca) or Vermilion's website at www.vermilionenergy.com.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; statements regarding the return of capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2023 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, wells expected to be drilled in 2023; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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SOURCE Vermilion Energy Inc.

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For further information: Dion Hatcher, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 17:00e 02-AUG-23